Filed by TradeStation Group, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Quantum FinTech Acquisition Corporation
Commission File No.: 001-40009

TradeStation Group, Inc. and Quantum FinTech Acquisition Corporation

Business Combination Investor Webcast

November 4, 2021

This communication is not a proxy statement or solicitation or a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination and shall not constitute an offer to sell or exchange, or a solicitation of an offer to buy or exchange, or a recommendation to buy or exchange, the securities of TradeStation Group, Inc. (“TradeStation”), Quantum FinTech Acquisition Corporation (“Quantum FinTech”) or the combined company or any of their respective affiliates, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

The information communicated does not purport to be all-inclusive and none of the TradeStation, Quantum Fintech or their respective directors, officers, stockholders, affiliates or representatives makes any representation or warranty, express or implied, as to the accuracy, completeness or reliability of the information contained in this communication or any other written or oral communication made in the course of your evaluation of TradeStation or Quantum Fintech. The information communicated is preliminary and subject to change and such changes maybe material. No securities commission or securities regulatory authority in the United States or any other jurisdiction has in any way passed upon the merits of the business combination of TradeStation and Quantum FinTech or the accuracy or adequacy of this communication. You should not construe the contents of this communication as legal, tax, accounting or investment advice or a recommendation in respect of the decision to transact in any securities. You should consult your own counsel and tax and financial advisors as to legal and related matters concerning the matters described.

This communication contains financial forecasts for TradeStation and the combined company with respect to certain financial results. Neither TradeStation’s nor Quantum Fintech’s respective independent auditors have audited, studied, reviewed, compiled or performed any procedures with respect to these projections for the purpose of their inclusion in this communication, and none of TradeStation, Quantum Fintech or their respective auditors express any opinion or provide any other form of assurance with respect thereto for the purpose of this communication. These projections are forward-looking statements and should not be relied upon as being necessarily indicative of future results. In this communication, certain of this projected information has been provided for purposes of comparisons with historical data. Further, the assumptions and estimates underlying this prospective information are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in such prospective information. Accordingly, there can be no assurance that this prospective information is indicative of the future performance of TradeStation, Quantum Fintech or the combined company or that actual results will not differ materially from those presented in this prospective information.

TradeStation intends to file a registration statement on Form S-4 with the Securities and Exchange Commission (“SEC”), which will include a preliminary proxy statement to be distributed to Quantum FinTech’s stockholders in connection with Quantum FinTech’s solicitation of proxies for the vote by Quantum FinTech’s stockholders with respect to the proposed business combination. After the registration statement has been filed and declared effective, Quantum FinTech intends to mail a definitive proxy statement/prospectus to its stockholders. Before making any voting or investment decision, investors and security holders are urged to carefully read the entire registration statement and proxy statement/prospectus and any other relevant documents filed with the SEC, and the definitive versions thereof (when they become available and including all amendments and supplements thereto).

TradeStation and Quantum FinTech and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from stockholders of Quantum FinTech in connection with the proposed business combination under the rules of the SEC. Quantum FinTech’s stockholders and other interested persons may obtain, without charge, more detailed information regarding the names, affiliations and interests of directors and executive officers of TradeStation and Quantum FinTech in the applicable filings with the SEC.

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by TradeStation or Quantum FinTech through the website maintained by the SEC at www.sec.gov.

Operator Introduction:

Good morning, and welcome to the TradeStation Group and Quantum Fintech Acquisition Corporation investor call to talk about their proposed business combination through which TradeStation is to become a publicly traded company. This call is accompanied by an investor slide presentation, and we recommend that participants on the call view it, as the speakers will refer to the slide presentation throughout the call.

The investor presentation was filed as part of Quantum Fintech’s Form 8-K filed with the SEC that discloses the proposed business combination with TradeStation, and it is recommended that you review the Form 8-K and all of its exhibits, including the press release announcing the proposed transaction, carefully before making any investment decision. These documents also contain important disclaimers and other important information, including numerous risk factors, as well as statements about forward-looking statements and non-GAAP financial measures included in the materials, which should also be read carefully.

Call participants are reminded that many of the comments today, including the content of the investor presentation, contain forward-looking statements that are subject to substantial risks and uncertainties which, if they occur, would likely materially affect results that are estimated, projected, sought, anticipated or expected. No assurance can be given that future developments affecting TradeStation, Quantum Fintech or the combined company will be those that are anticipated. Actual results may differ materially from current expectations due to changes in global, regional or local economic, business, competitive, market, regulatory and other factors, many of which are beyond the control of TradeStation and Quantum Fintech.

Should one or more of these risks or uncertainties materialize, or should any of the assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. Factors that could cause actual results to differ may emerge from time to time, and it is not possible to predict all of them.

The forward-looking statements that will be made include, but are not limited to, TradeStation and Quantum FinTech’s expectations or predictions of financial and business performance and conditions, including account growth rates and total accounts, marketing spend and results, TradeStation initiatives being planned, competitive and industry outlook, and the timing or completion of the transaction. Plans, intentions or expectations disclosed in forward-looking statements may not be achieved and the recipient of this presentation should not place undue reliance on such forward-looking statements.

Any forward-looking statement made in this communication speaks only as of the date of this communication. TradeStation and Quantum FinTech are under no obligation, and expressly disclaim any obligation, to update, alter, or otherwise revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by any applicable securities laws.

This call has been prerecorded, and there will not be a question-and-answer session as part of today’s presentation.

Hosting today’s call is John Schaible, Chairman and Chief Executive Officer of Quantum FinTech Acquisition Corporation, and John Bartleman, President and Chief Executive Officer of TradeStation. TradeStation’s Chief Financial Officer, Greg Vance, will also be providing comments.

With that, I’ll turn the call over to John Schaible. John .. . .

John Schaible

Thank you.

I would like to thank all of our listeners and viewers for taking the time to learn more about TradeStation, Quantum FinTech and what we are trying to do together.

First, I’d like to tell you about Quantum FinTech, and who we are as a SPAC, what we have been looking for to bring value to our shareholders, and why we believe TradeStation is the right choice to bring to the public markets as an exchange-listed company.

Quantum FinTech’s seven board members have a wealth of fintech-oriented, financial services company experience. Among us, we have founded or co-founded, or helped lead or develop, online and full-service broker dealers, domestic and foreign banks, and exchanges, alternative trading systems, and electronic communication networks. We built several of these businesses from the ground up, and learned, sometimes the hard way, the importance of owning your core technology, being able to control your core operations, and having the right management expertise to execute your business plan. We believe TradeStation squarely meets these criteria.

There are numerous reasons why TradeStation is, in our judgment, the most attractive company we looked at in the fintech/financial services sector, and we looked at quite a few. TradeStation, as an online broker, owns its core trading platform technology, which year after year is recognized as the best, or one of the best, in industry awards and ratings. And TradeStation executes and clears its customer trades across all of the major asset classes it offers. Having this high level of control over both its technology and operations gives TradeStation valuable agility and flexibility in how it runs and grows its business, as well as the ability to scale efficiently.

Just as importantly, TradeStation has a seasoned and talented management team that is public-company ready and devotes significant focus and assigns a high priority to risk management, compliance, and financial and operational internal controls, which we deem an essential foundation for success, particularly when seeking to achieve accelerated account and revenue growth in a highly regulated environment.

TradeStation also has a large and growing addressable market. As you can see from Slide 9, the size of the U.S. self-directed investor market is significant, and growing rapidly, and we think you will see when John gives his presentation that TradeStation is well positioned to further penetrate the market and grow share in this exciting industry.

We are also very pleased about the structure of our deal with TradeStation. Monex Group, TradeStation’s parent company and sole shareholder, is rolling over 100% of its equity into this deal – it is not selling any shares – and has agreed to lock-ups of all of that rolled-over equity, some of it for up to three years. On top of that, Monex is co-anchoring our PIPE with a $50 million additional investment in TradeStation. Our other co-anchor of the PIPE, Galaxy Digital, which is also investing $50 million, is a recognized innovator in the digital asset, cryptocurrency and blockchain technology sector, and we are excited about this strategic investment by one of the world’s most prominent crypto companies.

We expect the transaction to be completed during the first half of 2022, subject to the satisfaction of customary closing conditions, including the approval of Quantum FinTech’s shareholders. Net proceeds from the transaction are expected to be used to help fund TradeStation’s plans to accelerate account and revenue growth through substantially increased brand-awareness and performance-based marketing spend, and to support increased product development and IT headcount for the completion of certain new product feature initiatives, as well as for additional liquidity to support an anticipated larger customer base.

With that, I will now turn this presentation over to John Bartleman, who became TradeStation’s chief executive five years ago. Over that time, John has led TradeStation’s strategy to expand its appeal to a much wider self-directed investor audience through numerous accomplishments, which he will talk about, making this, in our view, the right time for this transaction.

John…

John Bartleman

Thank you, John.

Online trading by self-directed traders and investors has recently become a dynamic and fast-growing environment, and we strongly believe TradeStation is well positioned for growth in this market.

I’ll spend the next few minutes introducing TradeStation, starting on Slide 13. TradeStation today offers award-winning trading software and services to an expanding customer base, has a differentiated and, we believe, superior position in the market, and has developed a proven, efficient account acquisition engine that has generated significant marketing return on investment. We believe that TradeStation is now primed to accelerate its customer account growth through a focused, well-defined marketing strategy, as well as other specific initiatives that I’ll discuss later in this presentation.

Let’s start with a look at our product offerings on Slide 14.

With the tools we offer, TradeStation caters to a broad spectrum of self-directed investors: from the very active trader to the self-directed retail investor who's looking for more simplicity and ease of use, but still expects to enjoy quality tools and features. We believe our tools have proven to be effective for these different types of traders and investors.

If you've heard of TradeStation, you've likely heard about, or maybe even used, the TradeStation desktop platform. This is our flagship platform. It has been around for over 20 years, and is extremely deep, not just with advanced order placement features and numerous charting and analytics tools, but also solutions for custom design of trading strategies, and the back-testing, optimization and automation of strategies. TradeStation’s core technology continues to be considered a best-in-class solution. It's a proven platform, and we think it is the best platform available today for the self-directed trader – and especially for active traders who want to test and refine their ideas before they put their money to work.

We also created a separate, standalone product for active options traders called OptionStation Pro. This very powerful analytics and order execution technology goes head-to-head with the top options products in the market, and we believe is superior in several respects.

We’ve also demonstrated the adaptability of our platform, taking the most-popular and most-used parts of the TradeStation desktop platform and migrating them over to our Web and mobile platform offerings. So now our customers have the power of TradeStation “on-the-go.” Web and mobile are now the fastest growing parts of our technology stack being used by customers, as more and more of them, particularly the younger generations, are doing their trading and investing using Web and mobile.

Now, if you look at the lower right side of the screen, we've highlighted what today is one of our largest API commercial alliances, TradingView. An API commercial alliance – we call them strategic alliances – which I will discuss in more detail later in this presentation – means that we use our advanced API technology to connect the TradeStation brokerage environment to other fintech platforms that people use for their trading and investment analysis and education.

TradingView, which reports having 30 million active users, is one of the largest investment communities in the world. TradingView’s customers, after they open a TradeStation brokerage account, can now use TradingView’s tools to place and manage their trades by accessing their TradeStation accounts directly from their TradingView screens.

TradingView is just one example, and is today our largest API strategic alliance, which is why we are highlighting it. But we've also connected our API to over 70 other platforms. We plan to provide more choices like these to our customers so that they get to decide what screens they prefer to use to access our execution and clearing brokerage services. We believe that going to where the customers are, and where they are comfortable, provides us with a much larger account growth opportunity than forcing everyone to switch to our front-end screens, even if ours are superior.

Now, as we shift to Slide 15, we look at our customer base. We present two significant customer demographics here. On the left side are the Baby Boomers and Gen X-ers. They are the core customers we've historically catered to, generally traders in their 40s to 60s, and some even older who actively trade in their retirement.

These customers are the type generally willing to put in the effort to become better traders. They include professional and semi-professional traders, higher net-worth active traders, quantitative and other types of strategy traders, as well as more experienced self-directed traders and those who want to be. They use our tools and data to develop a trading approach or a trading strategy that can be more consistently successful over time, and they seem to enjoy the advantage of having a large arsenal of tools to help make buy and sell decisions. These types of traders, generally, are heavy desktop platform users.

Now the group to the right are the Millennials and Gen Z’s. Over the last couple of years we've really started to see this group become a bigger part of our customer base, as you can see in the charts on the right. They've grown from 5% to 14% of our customer base over the last couple of years. These younger customers are more mobile and social media oriented in the products and environments they prefer and tend to be less frequent users of our deeper analytics technology. They're on their mobile devices generally and seem to enjoy having content and tools pushed to them, rather than being required to search for and pull the content and tools. The growth I just mentioned from 5% to 14% appears to indicate some early validation of the success of our web and mobile offerings for this group. Our plan is to continue to improve the quality, simplicity and ease-of-use of our web and mobile versions, giving this group more of what it expects and will likely continue to expect over time.

On the next slide, Slide 16, we show our view of our position in the market. This is one of my favorite slides, as we believe we're in a differentiated space. We see ourselves as being in an enviable position as compared to the legacy brokerages that have been offering mainly equities and options trading, and to some extent futures, over the past 20 to 25 years. The new challenger brokers who focus on simplicity are generally shallower in the depth of their offerings, and lack meaningful experience as brokerage firms, and the crypto exchanges and brokers, also relatively new in the industry, generally do not offer more than cryptocurrency trading.

We're one of the few, if not the only, brokerage firms out there that not only offers, but also self-clears, stocks, options, futures, and crypto in one platform environment. And we combine that with being an experienced and seasoned brokerage firm, with meaningful legal, compliance, risk management and internal audit functions and 20 years of operations under our belt. Self-clearing all asset classes, in and of itself, creates a differentiated value for TradeStation, giving us more control over what we do, including more flexibility to innovate and enhance our product offerings and scale our growth and capacity more quickly and efficiently.

Our multi-asset offering is another differentiator. For example, approximately 60% of our crypto customers trade equities with us at roughly the same frequency as our equities-only customers.

We should also point out that we are essentially an agency broker. We do not engage in market making or otherwise retain inventory that might place us on the other side of customers’ trades. So we do not face that type of balance sheet risk.

Turning to Slide 17, we look at our account growth over the last few years. I became TradeStation’s chief executive in 2016 with the mission and goal of expanding the reach of TradeStation in the self-directed investor market, from the active day trader to the broader universe of active self-directed investors.

In order to do that, there were many things we needed to put in place, including a refresh of our brand and market positioning, simpler commission pricing, easier and quicker account opening and funding, a more streamlined customer experience overall, and an expansion and deepening in quality of our web and mobile platform offerings. Everything we had in the past was really designed to cater to the more active trader, and we needed to show the benefits of our platform to younger and less-active traders and investors. Our most recent additions to achieve our goal were the launch of cryptocurrency brokerage services, the introduction of our advanced, proprietary API technology to widen our appeal through other financial, or fintech, platforms, and establishing the foundation of the next generation of our investment education services.

These sizeable accomplishments over the past several years have put us in the position we now find ourselves as a company. More to the point, we believe that now is the right time to capitalize on these accomplishments through accelerated marketing spend, including for wider brand awareness, and the pursuit of specific initiatives to further accelerate our growth and remain highly competitive in the market. And we believe that our visibility as a public company will enhance this effort – so, again, now is the right time for what we are doing here.

Turning now to Slide 18, we show the account growth engine we've created over the last several years to drive efficiencies in our marketing spend, resulting in lower cost per account.

As you can see here in the graph, we drove down our per-account acquisition cost from $462 in the June 2018 quarter to $257 in the June 2021 quarter. This is a significant drop in the cost per account, while maintaining a valuable customer base. We calculate the lifetime value of a customer account to be just over $3,200. So, if you look at the lifetime-value-to-cost-per-account ratio, it has been well over 10 times. This is a meaningful return on investment for the dollars we have been investing in our account growth.

However, turning now to Slide 19, you will see that although our ROI has been strong, we have significantly underinvested in marketing when compared to our competitors. We have held back on marketing for a few reasons. The most important one, though, is we needed the past several years to build the foundation of accomplishments we discussed on Slide 17 to position ourselves to penetrate the broader self-directed trader and investor markets. As mentioned earlier, we strongly believe now is precisely the right time to significantly scale our account growth through a substantial and targeted increase in our marketing spend, and we will describe that targeted marketing plan in more detail in a few minutes.

On Slide 20 we show a different view of the marketing optimization we have recently achieved. This slide looks at our annual marketing spend, and the estimated revenue from the customers brought on each year. Looking at the far left, in 2018 we invested $11 million in marketing, and got an eight-month payback. And you also see that this group of accounts generated revenue of $16 million in year one, $23 million in year two, and so forth, resulting in an estimated 7.2 times seven-year return.

And we've seen this happening consistently, year over year – though this past year, the fiscal year ended March 31, 2021, was an uptrend outlier compared to the periods before and after that spike in the market. That period captures the extreme volatility we experienced with COVID and the “Reddit/Game Stop” phenomena, resulting in higher-than-normal trading volumes for the sector.

On Slide 21 we show our historical marketing spend on the left, which generally reflects a seven-to-eight-month payback.

Now looking on the right side of this Slide, you see we currently plan to ramp-up marketing spend from the $17 million we spent in our last fiscal year, to $58 million in this current fiscal year, then $108 million and $147 million, respectively, over the next two fiscal years.

We're estimating an 11- to 12-month payback from our marketing investment in the projected period, which is less efficient than what we've achieved in the past, as we are assuming a higher per-account acquisition cost during the projected period. This higher account cost estimate is driven by a change in how we plan to allocate our marketing spend, particularly for more brand awareness marketing, which we’ll discuss more later. Spending on brand awareness marketing, which we have not really done before, likely reduces our marketing efficiency in the short term, but as we increase awareness and optimize our spend over the next few years we believe we will drive down the cost per account over time.

It is worth mentioning, though, that even with the higher marketing spend and cost per account, we still expect to generate returns of six-to-seven times over seven years or less.

Turning now to Slide 22, we share some more detail on our targeted marketing strategy – how we will spend the additional marketing dollars – by showing how we have spent, and now plan to spend, in the various marketing channels. Each of the circled areas on this slide represents a channel in which we expect to invest marketing dollars, and we will go through them, as it is important to demonstrate the thoughtful, performance- and data-driven marketing plan that we believe we have developed.

The small slivers of blue in these circles represent what we've spent in the recent past to penetrate the available digital marketing impressions in a particular channel. Note that some of them are 0%, or close to 0%, and none has been higher than 5%. You can see that we are not close to the point of meaningful saturation in any one of these channels. As mentioned earlier, we plan to focus much more on brand awareness – we are simply, as they say, “not on the shelves.” We need to be, and believe that our planned increased spending in Brand Marketing channels like YouTube, Hulu, Facebook, Instagram and Twitter, and spending on Performance Marketing channels, such as mobile app stores and search engines, will increase visibility of TradeStation in places where customers are looking for our product. As I said, we simply haven’t had this visibility in the past.

We also plan to focus more on affiliate marketing – these are the review-type sites that promote products and get paid for referrals. Again, we have done very little of this in the past. Another is refer-a-friend programs. We believe that many self-directed traders and investors decide on which broker to use based on a friend or family member’s recommendation, and this is, we believe, an important source of new accounts for us, even without a formal referral program. So, we are planning to put in place a formal referral program that should not only help further drive account growth, but also help reduce the overall cost per account.

As we look beyond our planned marketing investment, starting with Slide 24, we are focused on three main areas to further accelerate account growth.

The first area relates to our core brokerage business – equities, options and futures. As we’ve said, we enjoy an advantageous and differentiated positioning compared to most of our competitors by executing and self-clearing our customers’ stocks, options and futures trades, having direct connectivity to exchanges and other electronic markets, and offering proprietary award-winning and robust technology. We believe this combination creates real operating leverage for us to scale our anticipated growth.

But we want to do more.

For example, we plan to further simplify our user experience by better integrating, in a more seamless and user-friendly fashion, our education content, community and tools in a more modern web and mobile experience. We’re also looking to build more AI-based insights and education. As I mentioned earlier, we believe the younger audience wants ideas to be brought to them. They’re used to consuming information in more of a social media context, and we’re working on thoughtfully introducing that type of capability into our offering.

And that goes hand in hand with a peer-to-peer community. We have robust community forums today with customers sharing ideas, and plan to bring these into the style of today’s social media communities for idea sharing. We are also looking to offer our customers the ability to buy fractional shares and use debit cards, both attractive to the younger generation of traders and investors.

On the right of Slide 24, you can see our historical revenue growth across the various asset classes, as well as the growth we’re projecting over the next three fiscal years. We expect significant growth coming primarily from equities and options, as those are the most traded and the fastest growing segments of our business today.

You may also notice that we have not experienced, and are not estimating, increases in futures trading revenues from our customers. However, we do see potential upside in our futures business for at least two reasons. One, some of the futures exchanges are now seeking to attract more retail users with smaller trade sizes and better transaction pricing and, two, we think more customers who trade crypto will want to simultaneously benefit from being able to trade crypto futures on those exchanges, which we can provide.

On Slide 25 is our second main focus area: to expand the growth of our crypto brokerage business.

When we launched this offering two years ago, we focused on the stability and scalability of this platform. We only introduced the five most active cryptos at the time: Bitcoin, Bitcoin Cash, Ethereum, Litecoin and USDC stable coin.

Those five cryptos represent right now about two-thirds of the overall crypto market volume. However, we plan to start expanding the cryptocurrencies we support on our platform. For example, over the next several weeks we expect to add Paxos Gold, and we have a roadmap of others we plan to roll out after that.

We're also looking at how to more seamlessly integrate our crypto offering into the core proprietary Web and mobile technologies used by our customers, and adding support for cryptocurrency IRA accounts, which we currently offer for equities and futures accounts. We believe that offering crypto IRA accounts is a meaningful opportunity to accelerate crypto account growth, as many traders hold a large portion of their assets in IRAs, and we have seen significant demand for crypto IRAs from our customers and prospects.

We also plan to expand our cryptocurrency offering to customers who reside outside the United States. The marketing we do today for crypto is just in the U.S., as our licensed brokerage subsidiary in London, which currently introduces equities and futures accounts to our U.S. brokerage, is not yet licensed to introduce crypto accounts. We are working to obtain this license so we are able to offer this to these customers.

If you look to the right of Slide 25, you see the growth we've had in our crypto brokerage accounts during the last year and a half, and our growth expectations for the next three fiscal years. We see the crypto trading and investing market as an exciting, growing opportunity over the next several years, and believe we are well-positioned to achieve high account growth in this area.

Slide 26 is the third area in which we plan to increase our focus, and possibly one of the more significant areas of potential account growth for us. This is what we call our strategic alliance business, meaning expansion of our presence in the market through numerous API-driven commercial relationships.

What we have done, essentially, is enabled our brokerage environment, including execution, clearing and account management – through our API technology – to be seamlessly accessible from the front-end screens of third-party businesses, so that their customers who open a TradeStation account can access our brokerage services from those third-party screens. These third-party businesses can now have a more attractive product offering because they can offer their customers seamless access to trade execution and other brokerage services without forcing those customers to leave their screens. It is a win-win-win situation – for the customers, for those third-party businesses, and for us.

As I mentioned earlier, we have thus far onboarded through our API over 70 platforms, which are primarily non-brokerage, fintech trading and investing analysis platforms, but we also have a few wealth-management type platforms that we want to integrate with us, and we’re talking to some banks, neo banks and payment platforms that likewise have expressed interest in providing to their customers this seamless access to our brokerage services. We plan to continue to develop our API capabilities to attract broader ranges of customers who currently reside on industry-related financial platforms of various types, as well as to provide seamless enablement of account opening, funding and customer self-service from the screens through which they are accessing the TradeStation environment.

If you look to the right of Slide 26, you see the healthy revenue growth we've generated from API strategic alliances, as well as what we're projecting for the rest of the current fiscal year. However, please note that for our financial projections we have not assumed any new very-large API strategic alliances. Rather, we have only assumed organic growth proportionately based on the current size and volume of our existing strategic alliances. Therefore, there can be significant upside to this aspect of our model if additional large players enter into API strategic alliances with us.

Another exciting potential area of growth in our API strategic alliance initiative is crypto exchanges, which we believe are starting to realize, or have already realized, they may need to offer investment assets other than cryptocurrencies to remain competitive and sustain and grow their businesses. We are actively talking to some of them who have expressed interest in potentially working with TradeStation to provide their customers with access to equites, options and futures products.

That wraps up my discussion of our overall strategy. To summarize our growth strategy: substantially increased, well-targeted marketing spend is the centerpiece, with expanded core brokerage, cryptocurrency brokerage, and API strategic alliance initiatives added to further accelerate growth and competitiveness in the industry.

With that, I’ll turn it over to Greg Vance, our Chief Financial Officer, to go through some historical and projected financial highlights with you.

Greg . . .

Greg Vance

Thanks, John. To introduce you to our financials, including our estimated results over the three-year period ending March 31, 2024, let’s first look at how we generate revenue. Most of our revenues are generated from our customers’ trading activities and interest income we earn on customer assets in our custody. The mix varies and depends on trading volumes and interest rates.

Slide 28 shows our recent net revenue breakdown by key categories. In the two fiscal years ending March 2019 and March 2020, trading-related revenue represented 60% of our total net revenues and interest income represented 33%-to-35%, as you can see in the chart on the right. This shifted to 78% and 18%, respectively, in FYE March 2021, principally due to two factors: one, the very low interest rates and, two, the extraordinary volumes that we saw during the pandemic, which we view for these purposes as roughly the period March 2020 through March 2021.

As John discussed earlier, at the heart of our strategy is our plan to significantly increase our marketing spend, which we believe will increase customer account growth in both our core securities brokerage business -- by which we mean our equities, options and futures brokerage business viewed as a whole -- as well as our more recent cryptocurrency brokerage offering.

The three charts on Slide 29 demonstrate the projected progression of our marketing spend to our expected increase in our total customer accounts. Again, customer account growth is projected to be the primary driver of our revenue.

Our marketing spend is planned to increase from $17 million in FYE March 2021 to $147 million in FYE March 2024. This increased marketing expense will be partially financed through the proceeds of this transaction.

We project that our increase in marketing spend will increase our annual gross new accounts from the 79,000 we achieved in FYE March 2021 to 568,000 gross new accounts to be added during FYE March 2024, and we are projecting to have just under one million total customer accounts by the end of FYE March 2024. It’s important to note that we believe no significant new products, features or enhancements are required in the near- to mid-term for our increased marketing spend to drive this account growth.

We are not, however, expecting to grow our account base at the same low cost per account recently achieved. Instead, we’re projecting our account acquisition cost to increase in the short term by more than 50%, as compared to the previous fiscal year, for two reasons:

One, we saw a significant spike in new customer account adds during the pandemic, and anticipate that returning to more normalized, pre-pandemic levels, which we’ve already started to see; and

Two, as part of our increase in marketing spend, a portion will be focused on generating greater general brand awareness, which we historically haven’t done much of. This will be an investment in the near term, but over time should improve marketing conversion rates, better optimizing our account acquisition costs.

Slide 30 presents how our projected increase in our total customer accounts should drive an increase in both total customer assets and trading volumes. These, in turn, should generate an increase in net revenues.

Customer assets include customer securities and futures positions, cryptocurrency positions, and customer cash in our custody that generate interest income through our investment, including lending, of those assets.

Trading volume is measured by daily average revenue trades, known in our industry as DARTs, which generates brokerage commission revenue and payment for order flow. We project trading volume to grow at a 52% compound annual growth rate. Total net revenue is estimated to grow to approximately $518 million in FYE March 2024 at a 33% compound annual growth rate.

If we can turn to Slide 40 for a moment, we believe it is important to emphasize that in projecting our customers’ trading volume we are not using an assumption of the inflated trading levels we saw during the pandemic period, but rather trading volume levels more consistent with what we experienced prior to, and following, that inflated period.

Slide 31 shows the primary components of our projected net revenue growth over the three-year period ending March 31, 2024.

In total, our net revenue growth is projected to be $299 million over that three-year period. Of this, $241 million, or 81%, is expected to come from trading-related revenues, primarily options and cryptocurrency commissions and fees, and $58 million is expected to come from interest income earned from investing customers’ cash in our custody, margin lending, and securities and cryptocurrency lending. Customer cash in our custody was approximately $2.9 billion at September 30, 2021.

Looking at our projected net revenue growth of $299 million from another perspective, $197 million, or 66%, relates to our estimated core brokerage growth and $102 million relates to estimated growth in our cryptocurrency brokerage offering.

We expect our wallet share – meaning the amounts our customers spend with us instead of our competitors – to increase, as we believe a growing number of our customers will trade and invest on our platform in multiple asset classes, primarily equities, options and crypto. As John pointed out earlier, approximately 60% of our customers that trade cryptocurrencies trade equities at roughly the same frequency as our equities-only customers.

Slide 32 is a summary of our historical and projected income and loss financials, showing the last three completed fiscal years followed by three years of estimated results.

Please note that we have assumed for these projections: one, that our revenue per account will decline as our anticipated customer mix changes to a higher percentage of younger traders; and two, that there will be continued price compression on fees and commissions in general as a result of ongoing price competition in our industry.

For our interest rate assumptions, we used the one-month LIBOR forward-yield curve, which projected a modest increase beginning in FYE March 2024 in applicable interest rates.

From a model sensitivity standpoint, a 25-basis point increase over the effective interest rates we have assumed in our model would increase our pre-tax income by $9.6 million in FYE March 2023 and $11.6 million in FYE March 2024. This example assumes that we would be able to reinvest all of our customer cash at that higher rate and that none of the increased interest income would be shared with our customers.

Our variable costs, such as cost of service provided, marketing spend, certain headcount-related costs and communication costs are expected to increase in line with account growth and associated revenues.

We expect to operate at a loss in FYE March 2022 and FYE March 2023 as we ramp up our investments in marketing, as well as in headcount, primarily for IT and product development. We then expect to generate $40 million of adjusted income before income taxes for FYE March 2024, and will seek to continue to increase our income before income taxes thereafter as our business continues to scale.

I’ll now turn the presentation back over to John Schaible.

John Schaible

Thank you, Greg.

I will conclude this presentation by asking you to consider TradeStation’s valuation for this transaction. As you will note on Slide 33, when viewing TradeStation’s value as a multiple of both calendar year 2021 and 2022 estimated revenue, its valuation appears to be quite attractive compared to the selected peer group. This selected peer group includes both legacy and challenger online brokers, cryptocurrency exchanges and brokers, and recent fintech companies. As John demonstrated earlier, virtually none of these peers have TradeStation’s complete package of core technology ownership, self-clearing operations across equities, options, futures and crypto, advanced API technology, and seasoned and experienced management.

Again, thank you for taking the time to learn more about this transaction and about TradeStation.

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